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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 03 2021

Washington DC

413

SEC FILE NUMBER
8-70327

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVB Wealth Advisory, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Howard Street
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Cheong 415-812-9298
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

One Montgomery Street,Ste 1700	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Amy Cheong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVB Wealth Advisory, Inc, as of February 24, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CA NOTARY CERTIFICATE ATTACHED

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Santa Clara)

On FEBRUARY 24, 2021 before me, Chuck C. Kim, Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared AMY CHEONG
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity~~(ies)~~, and that by ~~his~~/her/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

CHUCK C. KIM
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2239717
SANTA CLARA COUNTY
My Comm. Exp. May 21, 2022

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document ANNUAL AUDITED REPORT
Title or Type of Document: FORM X-17A-5 Document Date: 2-24-2021
Number of Pages: 1 Signer(s) Other Than Named Above: NONE

Capacity(ies) Claimed by Signer(s)

Signer's Name: AMY CHEONG
☑ Corporate Officer — Title(s): CFO
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other:
Signer Is Representing: SVB WEALTH ADVISORY, INC.

Signer's Name: N/A
☐ Corporate Officer — Title(s):
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other:
Signer Is Representing:

SVB WEALTH ADVISORY, INC
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
SVB Wealth Advisory, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SVB Wealth Advisory, Inc. (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Marcum LLP

San Francisco, California
February 26, 2021

Marcum LLP ▪ One Montgomery Street ▪ Suite 1700 ▪ San Francisco, California 94104 ▪ Phone 415.432.6200 ▪ Fax 415.432.6201 ▪ marcumllp.com

SVB WEALTH ADVISORY, INC.
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Financial Condition

December 31, 2020

Assets

Cash held with related party	$	682,558
Cash held at other institutions		19,116,638
Cash and cash equivalents		19,799,196
Prepaid expenses		1,135,093
Restricted cash		250,000
Premises and equipment, net of accumulated depreciation of $128,639		2,397
Receivable from related party, net		1,114,427
Total assets	$	22,301,113

Liabilities and Stockholder's Equity

Liabilities:		
Deferred tax liabilities, net	$	108,218
Accrued liabilities		2,245,826
Total liabilities		2,354,044
Stockholder's equity:		
Common stock, $0.001 par value, 1,000 shares authorized; 1,000 shares issued and outstanding		1
Additional paid-in capital		48,365,187
Accumulated deficit		(28,418,119)
Total stockholder's equity		19,947,069
Total liabilities and stockholder's equity	$	22,301,113

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

SVB Wealth Advisory, Inc. (the "Company") is a wholly owned subsidiary of Silicon Valley Bank (the "Bank"), which is a wholly owned subsidiary of SVB Financial Group (the "Parent"). The Company is incorporated in the state of Delaware. For 2020, the Company's business includes distribution of investment products and services, as an SEC Registered Investment Advisor. On July 2, 2020 the company was approved for membership with the Financial Industry Regulatory Authority (FINRA) as a Broker-Dealer offering investment products and services. The accompanying financial statement is presented for the period of commencement of operations as a broker dealer (the "six months ended December 31, 2020"). The Company is a fully disclosed introducing broker and investment advisor which does not hold customer accounts.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the "Securities Act"), Registered with the SEC as an Registered Investment Advisor under the Investment Advisors Act of 1940 ("Advisors Act") and is subject to the regulations pertaining to the Securities Act and Advisors Act. The Company, a member of the Financial Industry Regulatory Authority, is registered in 31 states including the District of Columbia. The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Act. The Company clears all securities transactions through a third party clearing broker on a fully disclosed basis.

(a) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates may change as new information is obtained.

(b) Basis of Accounting

The Company prepares its financial statements in conformity with GAAP.

(c) Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents consist of cash balances due from banks and money market deposit accounts. The Company maintains $250,000 in a restricted cash escrow account with its third-party clearing broker as required by U.S. Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 for minimum capital requirements.

(d) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not earn interest. The allowance for doubtful account is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews the allowance for doubtful accounts quarterly. Each receivable over 90 days is individually reviewed for collectability. There is no balance in the allowance for doubtful accounts as of December 31, 2020.

(e) Premises and Equipment

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The maximum estimated useful lives by asset classification are as follows:

Leasehold improvements	Lesser of lease term or asset life
Furniture and equipment	7 years
Computer software	3 - 7 years
Computer hardware	3 - 5 years

The Company capitalizes the costs of computer software developed or obtained for internal use, including costs related to developed software, purchased software licenses and certain implementation costs.

(f) Income Taxes

The Company records income taxes as if the Company were to file a separate tax return on a modified stand-alone basis for federal and state income tax purposes. The Company's results are included in the consolidated and combined federal income tax return and state returns of the Parent and its subsidiaries. The Company is subject to a tax-sharing agreement that requires the Company to pay its federal and state tax liability periodically. The Company expects to be refunded for net operating losses or other tax attributes when those tax assets are realized by the consolidated group, even if the Company would not otherwise have realized the attributes on a stand-alone basis. Consequently, when the benefit of the Company's net operating loss (or other current or deferred tax asset) is utilized or expected to be utilized by the Parent, the Company will reflect an income tax benefit and receivable from related party in its separate company financial statements. Amounts for the current period are based upon estimates and assumptions as of December 31, 2020 and could vary from amounts shown on the tax returns, when filed.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Federal and state income tax provisions are based upon taxes payable for the current year as well as current period changes in deferred taxes related to temporary differences between the tax basis and financial statement balances of assets and liabilities. Deferred tax assets and liabilities are included in the financial statement at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company has adopted the recognition requirements for uncertain income tax positions as required by FASB ASC 740, *Income Taxes*. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed the tax positions taken in its filings with the Internal Revenue Service and state jurisdictions where it operates. The Company believes that its income tax filing positions taken in the returns represent highly certain positions and are supported by clear and unambiguous tax laws for which the benefit will be sustained upon audit. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2020.

(2) Income Taxes

The tax effects of temporary differences that gave rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, 2020 primarily related to the company's depreciation, which is partially offset by compensation accruals. The net deferred tax liability is $108,217 as of December 31, 2020.

The Company files income tax returns in Federal and California state jurisdictions. The Company is not currently under examination by income tax authorities in Federal or State jurisdictions.

Management believes that, based on available evidence, both positive and negative, it is more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance has been established as of December 31, 2020.

(3) Related-Party Transactions

The Company is a party to an expense sharing agreement with affiliates in the Parent's consolidated group. The agreement requires that certain direct and indirect expenses be allocated to and from the Company and net settled on a monthly basis.

At December 31, 2020, the Company had a net receivable from the Bank and affiliates of net $1,114,427 related to these expense and taxes receivable (see note 1(f)) as follows:

Receivable from Bank and affiliates		1,529,494
Payable to Bank and affiliates		(415,067)
Receivable from Bank and affiliates, net	$	1,114,427

The Company maintains noninterest-earning cash accounts with the Bank, which totaled $682,558 as of December 31, 2020.

(4) Commitments and Contingencies

(a) Legal Matters

The Company may be subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management is not aware of any such pending or threatened litigation as of December 31, 2020.

(b) Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company operates under the Alternative Standard which requires it to keep a minimum amount of net capital equal to the greater of $250,000 or 2% of aggregate debit items as defined in the customer protection rule.

As of December 31, 2020, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1 of $17,695,152 which was $17,445,152 in excess of its required net capital of $250,000.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. The Company does not have any debit items for the six months ended December 31, 2020.

(5) Financial Instruments, Off-Balance Sheet Arrangement and Credit Risk

(a) Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk.

(b) Credit Risk

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

(6) Subsequent Events

The Company has evaluated all material subsequent events through February 26, 2021 and determined there are no events that require disclosure.